Filed pursuant to Rule 425

Registration Nos. 333-260725

333-260717

333-260716

333-260715

333-260719

333-260721

333-260722

PUERTO RICO RESIDENTS BOND FUND I

PUERTO RICO RESIDENTS TAX-FREE FUND, INC.

PUERTO RICO RESIDENTS TAX-FREE FUND II, INC.

PUERTO RICO RESIDENTS TAX-FREE FUND III, INC.

PUERTO RICO RESIDENTS TAX-FREE FUND IV, INC.

PUERTO RICO RESIDENTS TAX-FREE FUND V, INC.

PUERTO RICO RESIDENTS TAX-FREE FUND VI, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: THIS COMMUNICATION CONTAINS STATEMENTS REFLECTING ASSUMPTIONS, EXPECTATIONS, PROJECTIONS, INTENTIONS, OR BELIEFS ABOUT FUTURE EVENTS. THESE AND OTHER STATEMENTS NOT RELATING STRICTLY TO HISTORICAL OR CURRENT FACTS CONSTITUTE FORWARD-LOOKING STATEMENTS AS DEFINED UNDER THE U.S. FEDERAL SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INVOLVE A VARIETY OF RISKS AND UNCERTAINTIES. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN ECONOMIC AND POLITICAL CONDITIONS; REGULATORY AND LEGAL CHANGES; ENERGY INDUSTRY RISK; LEVERAGE RISK; VALUATION RISK; INTEREST RATE RISK; TAX RISK; AND OTHER RISKS AS MAY BE DISCUSSED IN EACH OF THE RESPECTIVE FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AVAILABLE AT WWW.SEC.GOV. ACTUAL EVENTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS OR FROM OUR PRESENT EXPECTATIONS OR PROJECTIONS. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THEY ARE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS MADE HEREIN. THERE IS NO ASSURANCE THAT ANY OF THE FUND’S INVESTMENT OBJECTIVES WILL BE ATTAINED. THE FUNDS ACKNOWLEDGE THAT, NOTWITHSTANDING THE FOREGOING, THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 DOES NOT APPLY TO INVESTMENT COMPANIES SUCH AS THE FUNDS.

IN CONNECTION WITH THE PROPOSED FUND MERGERS DESCRIBED HEREIN, EACH ACQUIRING FUND AND TARGET FUND INTEND TO FILE A REGISTRATION STATEMENT ON FORM N-14 THAT WILL INCLUDE A PROXY STATEMENT FOR BOTH THE ACQUIRING FUND AND THE TARGET FUND AND WILL CONSTITUTE A PROSPECTUS OF THE TARGET FUND. EACH OF THE ACQUIRING FUND AND THE TARGET FUND ALSO PLAN TO FILE OTHER RELEVANT DOCUMENTS WITH THE SEC RELATING TO THE PROPOSED MERGERS. NO OFFERING OF SECURITIES WILL BE MADE, EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED. ANY DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE) WILL BE MAILED TO SHAREHOLDERS OF EACH OF THE ACQUIRING FUND AND TARGET FUND. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS. INVESTORS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS (IF AND WHEN THEY BECOME AVAILABLE), FREE OF CHARGE, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

THIS LETTER IS NOT INTENDED TO AND SHALL NOT CONSTITUTE AN OFFER TO BUY AND SELL OR ANY SOLICITATION OF ANY OFFER TO BUY AND SELL ANY SECURITIES, OR A SOLICITATION OF ANY VOTE OR APPROVAL, NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. NO OFFER OF SECURITIES SHALL BE MADE, EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

San Juan, July 7, 2023

Dear Shareholder:

On behalf of the funds (the “Funds”) co-managed by UBS Asset Managers of Puerto Rico, a Division of UBS Trust Company of Puerto Rico and Popular Asset Management LLC (“Co-Managers”), we are writing to discuss some of the developments that have impacted the Funds over the last few years, and to give you some perspective of the steps we are taking to manage the regulatory and market challenges that we have faced. There are limitations on our communications with shareholders while we continue the process to complete the registration of the various Funds’ securities under the Securities Act of 1933. The purpose of this letter is to provide shareholders with an update on matters relating to the Funds within permissible parameters.

Summary of Events

The Funds have experienced a variety of market events during their more than twenty year history: Federal Reserve short-term interest rate tightening in 1999, 2006 and 2022; the shutdown of the Puerto Rico government and downgrade of Puerto Rico Public Finance bonds below investment grade in 2006; the Lehman Brothers bankruptcy and ensuing global financial crisis in 2008; and the crisis of the local commercial banking sector that ultimately led to the receivership of Westernbank, R-G Premier Bank and Eurobank, and later Doral Bank in 2015, as well as significant decreases in local real estate values. Yet the effect of these events pales in comparison to the decline in bond prices that began in the U.S. fixed income market during the summer of 2013 and, following a Barron’s article on Puerto Rico’s credit in August, culminated in unprecedented price declines and multiple downgrades of bonds issued by the Puerto Rico government, its agencies, and instrumentalities. These events, together with the unprecedented decision by the Government of Puerto Rico to default on its debt obligations in 2015, shattered the trust in Puerto Rico bonds, which was the backbone of the Funds’ investments, as required at the time and as established in the Funds’ original prospectuses.

The Funds were designed to provide various categories of tax-advantaged investment options to Puerto Rico investors while still offering a certain amount of diversification into non-Puerto Rico securities. To accomplish this, the Funds are required to hold a significant part of their assets in Puerto Rico securities. Due to these large holdings, the Net Asset Values (“NAVs”) of the Funds were heavily affected by the decline in prices of Puerto Rico Bonds. This led to selling pressure that resulted in further price declines. As a result of falling share prices, the Funds – which had previously generally traded at a premium to their NAVs – started trading at a discount, and the ability of shareholders to sell their shares was severely curtailed; a situation which unfortunately has not improved to date.

Finally, in 2018 Congress passed the Economic Growth, Regulatory Relief, and Consumer Protection Act (S. 2155), which eliminated the exception from the U.S. Investment Company Act of 1940 (the “1940 Act”) for investment companies in U.S. possessions set forth in Section 6(a)(1) of the 1940 Act. As a result, the Funds were required to register under the 1940 Act by May 2021.

Actions by Fund Co-Managers

We want to update you on our efforts to (1) comply with all the requirements stemming from the Funds’ registration under the 1940 Act; (2) defend the interests of shareholders in the restructuring process of the Puerto Rico bonds; (3) find solutions to address the ongoing liquidity needs of our shareholders; (4) maintain a stable dividend; and (5) reposition the Funds to the changing market conditions in view of a recovery as soon as the conditions permit.

We are registering several funds under the Securities Act of 1933, each of which had been in existence for years, which is an extensive process. In addition to the new overlay of U.S. securities laws rules and regulation, the Funds continue to be subject to local rules and regulations.

1940 Act Registration

The Funds were registered under the 1940 Act in May 2021. As a second part of the registration process, the securities issued by the respective Funds are required to be registered under the Securities Act of 1933. All public filings for the Funds made since 1940 Act registration can also be found on the SEC’s Edgar website at www.sec.gov.

Puerto Rico Bond Restructuring

Meanwhile, the Funds have been involved in extensive negotiations on behalf of shareholders in the restructuring of the Puerto Rico governmental debt under the process provided for by the Puerto Rico Oversight, Management, and Economic Stability Act (“PROMESA”). Recently, the Funds secured recoveries (in the form of cash and exchange notes) of 95% and 58%, respectively, on their holdings of Senior and Subordinated COFINA bonds. With respect to the Funds’ holdings of ERS bonds, we obtained an aggregate cash recovery of 17%, resulting in a total recovery to the Funds worth approximately $11.17 million as well as fee and expense reimbursements in excess of $2.65 million. The cash amounts were either paid out to shareholders as special dividends, used to reduce leverage in some cases or reinvested into the Funds’ portfolios to take advantage of strategic market opportunities, as deemed appropriate for each particular Fund.

Shareholder Liquidity

Following a broad share repurchase program we initiated in 2013, implemented as an immediate means of liquidity for shareholders at the onset of the crisis caused by the collapse of the Puerto Rico government credit, the Funds undertook a number of steps to address the decline in NAVs and the depressed pricing of the Funds’ shares. These initially included managing the leverage in the Funds’ portfolios to respond to the severe challenges presented by the price declines, and illiquidity of Puerto Rico government debt. This resulted in a significantly reduced exposure to Puerto Rico bonds, with a commensurate increase in highly rated and highly liquid U.S. federal government agency securities (“Agency Securities”), thus improving the profile of the Fund’s portfolios and their overall credit quality. In addition, the Funds reduced or waived certain management and administration fees in order to alleviate the impact of declining NAVs and prices. More recently, as central banks brought interest rates to unprecedented low levels at the beginning of the COVID 19 pandemic, the Funds implemented a strategy of using the proceeds of redemptions of callable Agency Securities to reduce leverage. Some Funds eliminated leverage altogether. This strategy, while temporarily reducing the Fund’s income, allowed the Funds to avoid locking in the historically low rates prevailing at the time and positioned the Funds to re-enter the market once rates became more attractive, as has been the case over the last several months.

Finally, and in parallel, the Funds have been actively exploring options to provide more liquidity and cost efficiency going forward. As stated in the Funds’ prospectuses, Popular Securities and UBS Financial Services Incorporated of Puerto Rico were the sole source of liquidity for the market in Funds’ shares and could discontinue maintaining a market therein at any time, such that there was no assurance of liquidity in Funds’ shares.1 Nonetheless, Funds’ Boards are keenly aware of shareholders’ concerns regarding liquidity. As a result, the Funds have been continuously working on devising ways to improve liquidity beyond working with Popular Securities and UBS to find ways to restart secondary market sales. In this light, the Funds are actively considering structural options that might improve liquidity of the shares as well as to reduce costs. We will continue to keep you informed on these considerations as we progress in our evaluations and as permissible by applicable regulations.

Dividend Distributions

At inception, the Funds were conceived as long-term investment vehicles and were designed to provide, among other things, current income on a tax-optimized basis specifically for Puerto Rican residents. Many of the Funds’ shareholders invested in the Funds with the intention of receiving a long-term income stream for retirement that was exempt from federal and local taxes, something they continue to do. For an overview of the total dividend payments as well as total capital returned (for target maturity funds) since inception of each of the various closed-ended Funds, please see Exhibit A attached hereto.

Looking forward

The Puerto Rico economic and fiscal environment remains uncertain. The restructuring process undertaken by the Fiscal Oversight Board under Title III of PROMESA for several instrumentalities has been completed. While the majority of the Puerto Rico government debt has been restructured, some government entities still face significant fiscal challenges. The Commonwealth has yet to meet the requirements to retire the Fiscal Oversight Board or to regain investment grade status for its restructured bonds. A successful completion of a restructuring plan for the Puerto Rico Electric Power Authority’s debt will be required to ensure long-term ability to provide cost-effective power to drive future economic development.

We have accomplished a lot in the past few years, despite facing unprecedented challenges from the markets as well as a result of regulatory changes. We will continue to work tirelessly in pursuit of the strategic objectives outlined above, including those aimed at improving liquidity, and will keep you informed of our progress. We firmly believe that once our objectives are accomplished, the Funds will be in a stronger position to face any future challenges.

We thank you for your continued patience and support as we continue our quest to improve the Funds.

[1]

“Liquidity and Trading of the Shares - Prior to this offering, there has been no market for the Shares. The Underwriters currently intent to maintain a market in the Shares commencing after the final closing of the initial public offering of the Shares, although they are not obligated to do so. No assurance can be given as to the liquidity of, or the trading market for, the Shares as a result of any activities undertaken by the Underwriters. Such purchases and sales, if commenced, may be discontinued at any time. If at any time PaineWebber Puerto Rico [now, UBS Financial Services Inc.] and Popular Securities cease to maintain a market, the Shares will become illiquid until a market is reestablished.” Emphasis ours. Risk factor from prospectus for Puerto Rico Investors Tax-Free Fund VI, Inc. (now Puerto Rico Residents Tax-Free Fund VI, Inc.) dated July 28, 1999 page 10.

Exhibit A

Historical Return Information

PAST PERFORMANCE IS NOT INDICATIVE NOR A GUARANTEE OF FUTURE RESULTS. THE CUMULATIVE DIVIDEND PER SHARE AND TOTAL CAPITAL RETURNED FOR EACH FUND LISTED IN THE CHART BELOW REPRESENTS A HISTORICAL LOOKBACK AT THE SUM OF ALL DIVIDENDS PAID, OR CAPITAL RETURNED, ON A SHARE OF EACH SUCH FUND SINCE INCEPTION. THE AMOUNT OF DIVIDENDS PAID, OR CAPITAL RETURNED, WITH RESPECT TO EACH FUND HAS FLUCTUATED IN THE PAST AND MAY, IN THE FUTURE, EXPERIENCE SIGNIFICANT FLUCTUATIONS. THE AMOUNTS OF THE RECENT PAYMENTS OF DIVIDENDS OR RETURNS OF CAPITAL FOR EACH FUND MAY DIFFER FROM THE HISTORICAL CUMULATIVE DIVIDENDS OR RETURNS OF CAPITAL LISTED IN THE CHART BELOW. SHAREHOLDERS SHOULD CONSULT THE MOST RECENT ANNUAL REPORT TO CONFIRM THE AMOUNT OF THE RECENT DIVIDEND PAYMENTS OR ANY RETURN OF CAPITAL, AS APPLICABLE, FOR EACH FUND. THE AMOUNT OF ANY FUTURE PAYMENT OF DIVIDENDS OR RETURN OF CAPITAL FOR ANY FUND MAY BE REDUCED OR ELIMINATED AT THE DISCRETION OF THE BOARD.

THIS DOCUMENT IS NOT INTENDED TO AND SHALL NOT CONSTITUTE AN OFFER TO BUY AND SELL OR ANY SOLICITATION OF ANY OFFER TO BUY AND SELL ANY SECURITIES, OR A SOLICITATION OF ANY VOTE OR APPROVAL , NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. NO OFFER OF SECURITIES SHALL BE MADE, EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Fund Name	Date of Inception of Fund	Date of Most Recent Audited Financials	Cumulative Dividend per Share1)	Total Capital Returned2)	Net Asset Value3)
Puerto Rico Residents Bond Fund I 5)	12/31/1998	9/30/2022	$12.01	—	$3.05
Puerto Rico Residents Tax-Free Fund, Inc. 5)	1/12/1995	8/31/2022	$15.34	—	$3.22
Puerto Rico Residents Tax-Free Fund II, Inc. 5)	5/31/1995	8/31/2022	$14.57	—	$2.74
Puerto Rico Residents Tax-Free Fund III, Inc. 5)	9/29/1995	8/31/2022	$14.49	—	$3.26
Puerto Rico Residents Tax-Free Fund IV, Inc. 5)	9/29/1995	8/31/2022	$13.96	—	$2.86
Puerto Rico Residents Tax-Free Fund V, Inc. 5)	2/28/1997	1/31/2023	$13.31	—	$2.91
Puerto Rico Residents Tax-Free Fund VI, Inc. 5)	7/30/1999	6/30/2022	$12.54	—	$4.25

1)

The Cumulative Dividend Per Share for each respective Fund represents the sum of all dividends paid on a share of such Fund, as set forth in the financial highlights to the Fund’s audited financial statements, since inception of the Fund and through the date of each Fund’s most recent audited financial statement.

2)

The Total Capital Returned for each respective target maturity Fund represents the sum of all returns of capital on a share of such Fund, as set forth in the financial highlights to the Fund’s audited financial statements, since inception of the Fund and through the date of each Fund’s most recent audited financial statement.

3)	Net Asset Value of the respective Fund as set forth in the financial highlights to the most recent audited financial statements of such Fund.
4)	Source: Popular Asset Management LLC.